Filed by Oscient Pharmaceuticals Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended

Subject Company: Oscient Pharmaceuticals Corporation

Commission File No.: 333-141308

Addendum to

LETTER OF TRANSMITTAL AND CONSENT

Offer for all Outstanding

5% Convertible Promissory Notes due 2009

in Exchange for the

3.50% Convertible Senior Notes due 2011

which will be Registered under

the Securities Act of 1933, as Amended,

Prior to Closing

of

Oscient Pharmaceuticals Corporation

To supplement the original Letter of Transmittal and Consent, which instructs on the delivery of the 5% Convertible Promissory Notes due 2009 (the “Existing 2009 Notes”), to the Exchange Agent, this letter provides instruction for receipt of the 3.50% Convertible Senior Notes due 2011 (the “New Notes”) from the Exchange Agent. Capitalized terms used but not defined herein have the meanings assigned to them in the Letter of Transmittal and Consent.

Per the original instructions set forth in the Letter of Transmittal and Consent, holders will need to submit transmittal materials agreeing to the Exchange Offer, and attach with them the certificates for their Existing 2009 Notes or a Notice of Guaranteed Delivery.

After holders have delivered their physical notes, and the trustee has received them (i) either with the transmittal materials by 11:59 p.m. (New York City time) on the Expiration Date, or (ii) by the April 30th, 2007 deadline, per the Notice of Guaranteed Delivery, holders need to be prepared to accept their New Notes from the Company.

Please provide the aggregate principal amount of Existing 2009 Notes tendered to which this letter relates.

Principal Amount Tendered _________________________________________

The New Notes will be book entry only, so each tendering holder must have a broker account with a DTC participant number in order to accept such notes. Please provide the name of the broker as well as the DTC participant number in the space below.

Name of Institution (Bank / Broker) Accepting New Notes _________________________________________

Account Number (DTC Participant #) __________________________________

Bank / Broker Contact ______________________________________________________________________

Phone Number ______________________________     Email _______________________________________

To facilitate delivery of New Notes to you on May 1st, 2007, the expected closing date of the Exchange Offer, this broker account will need to be prepared to accept the New Notes from the Exchange Agent on May 1st, 2007. This letter must be furnished with Medallion Stamp Guarantee by an authorized commercial bank, broker or trust company.

* * * * *

Oscient Pharmaceuticals Corporation has filed a registration statement (including a preliminary prospectus) with the SEC for the Exchange Offers to which this communication relates. Before you decide whether to participate in the Exchange Offers, you should read the preliminary prospectus in that registration statement and other documents Oscient has filed with the SEC for more complete information about Oscient and the Exchange Offers. You may get these documents for free by visiting EDGAR on the SEC Website at “www.sec.gov”. Alternatively, Oscient or the information agent will arrange to send you the preliminary prospectus if you request it by calling toll-free 1-888-549-6633.

A tender offer statement, registration statement (and the prospectus included therein), related letters of transmittal and other offering documents relating to the New Notes and the Exchange Offers has been filed with the SEC but the registration statement has not yet become effective. The Exchange Offers may not be completed and the new notes may not be issued prior to the time the registration statement becomes effective.